EXHIBIT 99.1

Cronos Group Inc. Announces Exclusive Distribution Agreement with Delfarma in Poland

TORONTO, June 25, 2018  /CNW/ – Cronos Group Inc. (NASDAQ: CRON) (TSX: CRON) ("Cronos Group" or the "Company"), is pleased to announce that it has entered into a strategic distribution partnership with Delfarma Sp. Zo.o ("Delfarma"). Founded in 2004, Delfarma is a privately owned pharmaceutical wholesaler and was the first company in Poland to introduce international parallel import of medicinal products from European Economic Area countries. Delfarma distributes directly to over 5,000 pharmacies and more than 200 hospitals, a distribution network that reaches approximately 40% of the Polish domestic market.

Under the initial five-year exclusive distribution agreement, Cronos Group's global subsidiaries will supply Peace Naturals branded cannabis products to Delfarma for distribution within Poland. Leveraging Delfarma's extensive distribution network, this partnership provides Cronos with unrivaled access to the Poland market. The parties are simultaneously working to obtain the necessary regulatory approvals within Poland for the full line of medical cannabis products with the aim to offer patients in Poland a variety of premium treatment options.

"We are thrilled to partner with Delfarma, an innovative, established and reputable pharmaceutical leader," said Mike Gorenstein, CEO of Cronos Group. "Delfarma's expertise and widespread distribution channels are aligned with Cronos' strategic focus on building an international distribution platform by partnering with existing industry leaders."

The strategic partnership with Cronos confirms Delfarma's creative and resourceful approach to the ever changing pharmaceutical market in Poland. "We want to actively shape the market by offering new and differentiated products to patients," said Tomasz Dzitko, Founder and CEO of Delfarma. "We are excited that with Cronos, we will launch medical cannabis in Poland just months after its legalization and by doing so extend the optionality for treatment of various medical conditions to improve the lives of patients."

About Delfarma
Delfarma is a pharmaceutical wholesaler and manufacturer in Poland. As a pioneer and parallel distribution leader, Delfarma markets approximately 500 medicinal products, both prescription and OTC, supplied to pharmacies, pharmaceutical wholesalers and hospitals. Delfarma's storage and repacking facilities are fully owned and operated, guaranteeing complete control of processes, continuity of sales and creating flexibility for Delfarma's partners. Delfarma is constantly expanding its product portfolio and extending its customer base in line with its long standing objective to be "Always one step ahead!" Parallel distribution is the only form of competition for any specific medicine during the life of its patent. It stems from price differentials among national markets within the European Economic Area. All transactions are done through authorized pharmaceutical wholesalers. Since 2005, parallel distribution in Poland had generated over PLN 1 billion (CAD 400 million) of savings to the government, national health insurer and patients by making original, innovative medicines available at a lower cost.

About Cronos Group
Cronos Group is a globally diversified and vertically integrated cannabis company with a presence across four continents. The Company operates two wholly-owned Canadian licensed producers regulated under Health Canada's Access to Cannabis for Medical Purposes Regulations:  Peace Naturals Project Inc., which was the first non-incumbent medical cannabis license granted by Health Canada, and Original BC Ltd., which is based in the Okanagan Valley, British Columbia.  The Company has multiple international production and distribution platforms including in Germany, Israel and Australia.  The Company intends to continue to rapidly expand its global footprint as it focuses on building an international iconic brand portfolio and develop disruptive intellectual property.  Cronos Group is committed to building industry leading companies that transform the perception of cannabis and responsibly elevate the consumer experience.

Forward-looking statements
This news release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and U.S. securities laws.  All information contained herein that is not clearly historical in nature may constitute forward-looking information.  In some cases, forward-looking statements can be identified by words or phrases such as "may", "will", "expect", "plan", "anticipate", "intend", "potential", "estimate", "believe" or the negative of these terms, or other similar expressions intended to identify forward-looking statements. Some of the forward-looking statements contained in this press release, include the Company's access to the Polish and European markets, the Company's ability to supply international markets, the Company's intention to continue to rapidly expand its global footprint, build an international iconic brand portfolio and develop disruptive intellectual property. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive risks, uncertainties and contingencies that may cause actual financial results, performance or achievements to be materially different from the estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance.  A discussion of some of the material risks applicable to the Company can be found in the Company's current MD&A and Annual Information Form, both of which have been filed on SEDAR and can be accessed at www.sedar.com. The forward-looking information included in this news release is made as of the date of this news release and, except as required by law, Cronos Group disclaims any obligation to update or revise any forward-looking statements. Readers are cautioned not to put undue reliance on these forward-looking statements.

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SOURCE Cronos Group Inc.

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For further information: Anna Shlimak, Investor Relations, Tel: (416) 504-0004, investor.relations@thecronosgroup.com

CO: Cronos Group Inc.

CNW 08:00e 25-JUN-18